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                                                                       Exhibit 1



FOR RELEASE: IMMEDIATELY

FOR ADDITIONAL INFORMATION CONTACT:  THOMAS R. PILHOLSKI - 602.923.7200


                      EAGLE-PICHER HOLDINGS, INC. ANNOUNCES
                        PRELIMINARY UNAUDITED RESULTS FOR
                      FISCAL YEAR 2002 AND OUTLOOK FOR 2003

         PHOENIX, ARIZONA, JANUARY 16, 2003 - Eagle-Picher Holdings, Inc. ("Eagle-Picher" or the "Company") announces its preliminary unaudited results of operations for its fiscal year 2002 which ended November 30, 2002. The Company expects to report net sales of approximately $707 million, down 2.6% from fiscal year 2001 restated net sales of $726 million. The sales amounts include reclassifications, aggregating an increase of $34 million for FY 2001 and $25 million for FY 2002, to restate sales and cost of sales for transportation and tooling expenses billed to customers, which previously had been netted in the reported amounts. These reclassifications were due to the adoption of a recently issued accounting pronouncement, and to conform the prior year presentation to the current year presentation.

         The Company expects FY 2002 operating income to be approximately $22 million, compared to FY 2001 operating income of $4.3 million, and to incur a net loss of approximately $(20) million in FY 2002, compared to FY 2001 net loss of $(54.0) million, including $(32) million relating to discontinued operations in FY 2001. Net loss to common shareholders after accretion of preferred stock dividends is expected to be approximately $(35) million in FY 2002, compared to a net loss of $(67.3) million in FY 2001. The Company adopted FASB 142 in the fourth quarter of FY 2002, effective December 1, 2001. The adoption had the impact of not recognizing goodwill amortization expense during FY 2002, while FY 2001 results included approximately $16 million of goodwill amortization expense.

         The Company also announces preliminary unaudited estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") for FY 2002 of approximately $71.4 million. This compares to EBITDA of $68.5 million in FY 2001. Additionally, the Company announces preliminary unaudited estimated EBITDA, determined under its senior secured credit facility ("Credit Agreement EBITDA"), of approximately $97 million. This compares to Credit Agreement EBITDA of $87.1 million in FY 2001. FY 2002 Credit Agreement EBITDA excludes the following items:

         - $6.1 million in special legal expenses and settlement costs, primarily related to an arbitration with Isonics Corporation that has been settled.

         - $5.9 million of restructuring charges primarily to exit the Company's Gallium-based specialty materials business.

         - $3.1 million of insurance related losses, primarily due to a fire claim as described in Note G in the Company's Form 10-Q for the quarter ended August 31, 2002.

         - $3.5 million for certain special management compensation expenses, primarily related to a settlement with the Company's former CEO, as well as severance for various former officers of the Company.

         - $6.5 million in charges related to former divested businesses, including the sale of the Precision Products business during FY 2002 ($2.8 million loss) and various legal settlements and provisions related to divested business legal matters.

         -        Approximately $0.5 million of other charges.


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          EBITDA and Credit Agreement EBITDA, as used herein, may not be comparable to similarly titled measures reported by other companies and should not be construed as an alternative to operating income or to cash flows from operating activities, as determined by generally accepted accounting principles in the United States of America, as a measure of the Company's operating performance or liquidity, respectively. Funds depicted by EBITDA are not available for management's discretionary use to the extent they are required for debt service and other commitments.

         Eagle-Picher expects preliminary unaudited net cash generated from operating activities in FY 2002 of approximately $81 million, including approximately $46 million provided from the securitization of accounts receivable, and that it expects uses of approximately $7 million in investing activities and approximately $70 million in financing activities in FY 2002.

         Eagle-Picher also reported the following as of November 30, 2002:

- Total indebtedness for borrowed money, including the net capital investment in the Company's receivables securitization, was $420 million.

-        Cash on hand of $31.5 million.

- Availability of approximately $40 million to $45 million under its various credit facilities.

         The Company was in compliance with all covenants under its various credit facilities as of November 30, 2002.

         The Company notes that the preliminary unaudited amounts for FY 2002 could change when final audited results are available.

         The Company announces that it expects sales for FY 2003 to be in the range of $670 million - $700 million, compared to $707 million in FY 2002. The FY 2003 sales range is primarily attributed to the current uncertainty regarding industry forecasted Automotive builds for FY 2003. Also, the sales estimate for FY 2003 reflects the anticipated decrease in sales of approximately $20 million related to the phase-out of an automotive transmission pump program, as well as the anticipated sale of the Company's U.K. Automotive operation, which had sales of approximately $14 million in FY 2002.

         The Company is projecting FY 2003 EBITDA to be in the range of approximately $99 million to $103 million and its Credit Agreement EBITDA to be approximately $102 million to $106 million. FY 2003 projected Credit Agreement EBITDA excludes approximately $3 million of non-cash provisions related to a recently adopted long term bonus program. Projected EBITDA improvement compared to FY 2002, on anticipated lower sales, reflects cost reduction and productivity initiatives across the Company. On the basis of these projections, the Company believes it will be in compliance with all covenants under its various credit facilities in FY 2003.

         Granaria Holdings, B.V., a Netherlands corporation which controls the Company, has informed the Company that an entity owned by Granaria and an affiliate of ABN AMRO Bank, which as previously announced has acquired approximately 52% of the outstanding 11-3/4% Cumulative Redeemable Exchangeable Preferred Stock ("Preferred Stock") issued by the Company, may purchase additional shares of Preferred Stock.

         This news release contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995,


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Section 21E of the Securities Exchange Act of 1934. Such forward-looking information involves risks and uncertainties that could cause actual results to differ materially from those expressed in any such forward-looking statements. These risks and uncertainties include, but are not limited to, the ability of the Company to maintain existing relationships with customers, demand for the Company's products, the ability of the Company to successfully implement productivity improvements and/or cost reduction initiatives; the ability of the Company to develop, market and sell new products, the ability of the Company to obtain raw materials, increased government regulation or changing regulatory policies resulting in higher costs and/or restricting output, increased price competition, currency fluctuations, general economic conditions, acquisitions and divestitures, technological developments and changes in the competitive environment in which the Company operates, as well as factors discussed in the Company's filings with the U.S Securities and Exchange Commission.

         All of the Company's operations are conducted through its wholly-owned subsidiary Eagle-Picher Industries, Inc. ("EPI") and its subsidiaries. EPI, founded in 1843, is a diversified manufacturer of industrial products for the automotive, defense, aerospace and other industrial markets worldwide.

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January 16, 2003

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